October 30, 2009	Man Chiu Lee
Partner
011-852-3183-4303
manlee@hhlaw.com
VIA EDGAR AND HAND DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, NE
Washington, DC 20549
Attn:     Russell Mancuso, Branch Chief

Re:	Duoyuan Printing, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed October 16, 2009
File No. 333-161813
Dear Mr. Mancuso:
On behalf of Duoyuan Printing, Inc. (the “Company”) set forth below are the responses of the Company to the staff’s letter of comment, dated October 28, 2009 (the “Comment Letter”), regarding the above captioned Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”) with respect to the Company’s primary and secondary offering of its common shares, par value $0.001 per share (the “Common Shares”). In connection therewith, the Company will supplementally send six courtesy copies of Amendment No. 4 to the Registration Statement (the “Amendment”), marked to show changes from the Registration Statement, as well as this response letter to the Securities and Exchange Commission (the “SEC”) for further review. The Amendment and this response letter were filed electronically through EDGAR today. The Amendment reflects the changes made in response to the Comment Letter.
The Company’s responses to the staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letter. The page references in the responses below are to the Amendment filed electronically through EDGAR. Capitalized terms used but not defined in this letter have the definitions set forth in the Amendment.

Mr. Russell Mancuso
October 30, 2009

Fee Table
1.	Please revise your fee table to reflect your current offering. In this regard, please provide your analysis of whether you believe a registration statement has been filed as required by Section 5 as to all such securities that you have been offering for sale.
Response: The Company notes the staff’s comment. The Company respectfully advises the staff that the Amendment has been revised to include an updated fee table that reflects our current offering. The Company respectfully advises the staff that the Company believes that the registration statement filed for all such securities that the Company has been offering may reasonably be interpreted to cover all such securities offered by the Company as required by Section 5. The maximum proposed aggregate offering price on the cover page of the registration statement initially filed on September 9, 2009 is greater than aggregate offering price of the number of shares of common stock listed on the cover page of the prospectus in the Amendment using the price at the low end of the range.
Prospectus Cover
2.	Please tell us the authority on which you relied in granting the underwriters an option to purchase in excess of 15% of the shares that the underwriters will be obligated to purchase.
Response: The Company notes the staff’s comment. The Company respectfully advises the staff that the Amendment has been revised to clarify that the Company is granting the underwriters an option to purchase 940,419 shares of the Company’s common shares. This number is not in excess of 15% of the shares that the underwriters will be obligated to purchase. This disclosure has been updated on the cover page of the prospectus and also on pages 9 and 160 of the Amendment.
Selling Security Holders, page 142
3.	Please reconcile the disclosure in the first paragraph of this section that the selling security holders are selling 7,437,695 of your shares with the disclosure throughout the filing that the selling security holders are selling 986,598 of your shares.
Response: The Company notes the staff’s comment. The Company respectfully advises the staff that the Amendment has been revised to clarify that the selling security holders are selling 769,462 shares of the Company’s common shares. This disclosure has been updated on the cover page of the prospectus and also on pages 9, 144 and 145 of the Amendment.

Mr. Russell Mancuso
October 30, 2009

Our Board of Directors, page 148
4.	Please tell us with specificity which provision of your bylaws filed as exhibit 3.2 includes the provision mentioned in the first sentence of this section.
Response: The Company notes the staff’s comment. The Company respectfully advises the staff that the Amendment has been revised to reflect section 3.2 of the Company’s bylaws filed as exhibit 3.2. This disclosure has been updated on page 149 of the Amendment.
Advance Notice of Director Nominations and New Business, page 149
5.	Please tell us why this section does not disclose the nomination procedures for director candidates mentioned in section 3.3 of your bylaws.
Response: The Company notes the staff’s comment. The Company respectfully advises the staff that the Amendment has been revised to include the nomination procedures for director candidates provided for in section 3.3 of the Company’s bylaws. This disclosure has been updated on page 150 of the Amendment.
Enforceability of Civil Liabilities, page 158
6.	Please obtain and file a consent from Commerce & Finance Law Group for the reference in this section to it. We note Commerce & Finance Law Group does not consent in exhibit 23.2 to the use of its name and opinion in this section.
Response: The Company notes the staff’s comment. The Company respectfully advises the staff that it has filed an updated consent with the Amendment that includes a consent from Commerce & Finance Law Group to the use of its name and opinion in the section of the Amendment entitled “Enforceability of Civil Liabilities”.
Financial Statements
Note 16 — Subsequent Events, page F-30
7.	Please revise to disclose the specific date through which subsequent events have been evaluated. Refer to FASB ASC 855-10-50-1. Please also tell us how you have complied with the requirements of FASB ASC 855-10-50-4.

Mr. Russell Mancuso
October 30, 2009

Response: The Company notes the staff’s comment. The Company respectfully advises the staff that subsequent events were reviewed at each issuance / filing, so as to determine whether or not they require adjustments to, or disclosure in, the financial statements. The Company evaluated all events or transactions that occurred after June 30, 2009 up through September 2, 2009, the date the Company issued these financial statements, and through each issuance/filing after September 2, 2009. As a result of such review of subsequent events, none came to the attention of the Company’s management that required revision to the subsequent event footnote disclosure. Therefore, the subsequent event disclosure was factually true and correct at each issuance/filing of the financial statements, and the Company believes it has complied with the requirements of FASB ASC 855-10-50-4.
Exhibits
8.	Please tell us why exhibits 5.1, 99.1 and 23.2 do not use your current name.
Response: The Company notes the staff’s comment. The Company has filed exhibits 5.1, 99.1 and 23.2 to the Amendment reflecting the Company’s current name.
Exhibit 1.1
9.	Please file as an exhibit the underwriting agreement.
Response: The Company notes the staff’s comment. The Company has filed the underwriting agreement as exhibit 1.1 to the Amendment.
* * * * *
The Company believes that the Amendment responds to the comments of the staff.
The Company would greatly appreciate the staff’s prompt response to this letter. Any additional questions or comments regarding the Company’s responses should be directed to me at 011-852-3183-4303, or my colleague, Amy Freed, at 212-918-8270.
We greatly appreciate your review and look forward to hearing from you.
Very truly yours,

Mr. Russell Mancuso
October 30, 2009

Man Chiu Lee

cc.	Mr. Wenhua Guo
Duoyuan Printing, Inc.

Mr. Christopher Patrick Holbert
Duoyuan Printing, Inc.

Mr. William Suh
Duoyuan Printing, Inc.

Mr. Kurt Berney
O’Melveny & Myers LLP

Mr. Marty Dunn
O’Melveny & Myers LLP

Mr. Robert Plesnarski
O’Melveny & Myers LLP

Mr. Scott Graziano
O’Melveny & Myers LLP